Exhibit (d)(11)

Schedule A

Trusts and Portfolios Covered by the Amended and Restated
Master International Research Agreement
dated as of August 1, 2007
between

Fidelity International Investment Advisors (currently known as FIL Investment Advisors)

and

Fidelity Investments Money Management, Inc.

Name of LLC	Name of Portfolio	Type of Fund	Effective Date
Fidelity Central Investment Portfolios II LLC	Fidelity Corporate Bond 1-10 Year Central Fund	Fixed-Income	07/20/2006
Fidelity Central Investment Portfolios II LLC	Fidelity Mortgage Backed Securities Central Fund	Fixed-Income	07/20/2006
Fidelity Central Investment Portfolios II LLC	Fidelity Tactical Income Central Fund	Fixed-Income	09/16/2004

Agreed and Accepted
as of September 28, 2009

Fidelity Investments Money Management, Inc.	Fidelity International Investment Advisors (currently known as FIL Investment Advisors)

By: /s/ JS Wynant	By: /s/ Allan Pelvang
Name: JS Wynant	Name: Allan Pelvang
Title: Treasurer	Title: Director